Exhibit 21.1

Subsidiaries of Manitex International, Inc.

1.	Quantum Value Management LLC—a Michigan limited liability company

2.	Manitex, LLC—a Delaware limited liability company

3.	Manitex, Inc.—a Texas corporation

4.	Liftking, Inc.—a Michigan corporation

5.	Manitex Liftking, ULC—an Alberta unlimited liability company

6.	Badger Equipment Company—a Minnesota corporation

7.	Manitex Load King, Inc.—a Michigan corporation

8.	CVS Ferrari srl—an Italian corporation

9.	Manitex Sabre, Inc.—a Michigan corporation

11.	A.S.V., LLC – Minnesota limited liability company